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                                                                    EXHIBIT 99.1

                        GUANGSHEN RAILWAY COMPANY LIMITED
 (A JOINT STOCK LIMITED COMPANY INCORPORATED IN THE PEOPLE'S REPUBLIC OF CHINA)
                                (STOCK CODE: 525)

                        RESOLUTION OF THE 21ST SESSION OF
                     THE FOURTH BOARD OF DIRECTORS' MEETING

The 21st Session of the fourth meeting of the Board of Directors (the "Board") of Guangshen Railway Company Limited (the "Company") was held on October 25th, 2007 via conference call. Notice regarding the convention of this meeting was sent to all directors of the Company on October 11th, 2007. Chairman He Yuhua presided over the meeting. Directors presenting at the Board meeting include Mr. Yang Yiping (who also was authorized by Mr. Yang Jinzhong to act as his proxy to vote on behalf of him), Mr. Cao Jianguo, Mr. Wen Weiming, Mr. Wu Houhui, Mr. Zhang Longxiang, Ms. Kong Daibi, and Mr. Zhou Zhiwei. All supervisors of the Company, the Board Secretary and other senior management personnel of the Company attended the meeting as observers. The Board meeting was held in accordance with the relevant provisions of the Company Law of the People's Republic of China and the Articles of Association of the Company. The following resolutions were adopted in this Board meeting:

1. RESOLVED, that the Third Quarterly Report for 2007 be approved, and the Chairman be authorized to execute the same. (Voting results: approval - nine votes, objection-0, and abstention-0)

2. RESOLVED, that the Report on Matters concerning Carrying out a Special Campaign to Strengthen the Corporate Governance of Guangshen Railway Company Limited be approved. (Voting results: approval - nine votes, objection - 0, and abstention-0)

3. RESOLVED, that the Proposal regarding the Continuing Related Party Transaction Agreement between Guangshen Railway Company Limited and Guangzhou Railway (Group) Company be approved. (Voting results: approval - five votes, objection-0, and abstention-0) According to this agreement, Guangzhou Railway (Group) Company ("GRGC", a related party to the Company, which is the largest shareholder of the Company by holding 41% of our issued share capital) and its wholly owned subsidiaries or its controlled companies (other than Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company and Guangzhou Railway Group Yangcheng Railway Enterprise Development Company, and their respective wholly owned subsidiaries and controlled companies) will provide to the Company services including passenger transportation, freight transportation, track repairs and maintenance, locomotives repairs, purchase of materials, funds settlement and other services, and the Company will provide to GRGC and its controlled companies (such as Sanmao Railway Company Ltd.) services related to passenger and freight transportation, which, among other things, include services relating to track use rights, maintenance of vehicles, and ticket selling, etc..

4. RESOLVED, that the Proposal regarding the Continuing Related Party Transaction Agreement between Guangshen Railway Company Limited and Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company ("GEDC") be approved. (Voting results: approval - 5 votes, objection-0, and abstention-0) According to this agreement, GEDC (a wholly owned subsidiary of GRGC and a related party to the Company due to the


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holding of 41% of our issued share capital by GRGC) and companies or entities under its control or management, will provide security service and property management service to the Company.

5. RESOLVED, that Proposal regarding the Change of the 2007 Annual Cap on Continuing Related Party Transactions between Guangshen Railway Company Limited and Guangzhou Railway Group Yangcheng Railway Enterprise Development Company ("Yangcheng Railway Company") be approved. (Voting results: approval-5 votes, objection-0, and abstention-0) According to the related party transaction agreement between the Company and Yangcheng Railway Company (a wholly owned subsidiary of GRGC and a related party to the Company due to the holding of 41% of our issued share capital by GRGC) dated November 15, 2004 and came into effect on January 1, 2007, Yangcheng Railway Company and companies or entities under its control or management should provide to the Company, among other things, passenger related service, security service and property management service, and the 2007 annual cap on the related party transactions is RMB 260 million. However, due to the increase of the relevant service fees and expenses resulting from (i) changes of production and operation situation during recent years and (ii) the increase of the expenses of certain service items exceeding our expectation, the service fees we should pay to Yangcheng Railway Company is therefore increased. We propose to increase the cap on such related party transactions to RMB 398 million.

6. RESOLVED, that the Proposal regarding the Continuing Related Party Transaction Agreement between Guangshen Railway Company Limited and Guangzhou Railway Group Yangcheng Railway Enterprise Development Company be approved. (Voting results: approval-5 votes, objection-0, and abstention-0) According to this agreement, Yangcheng Railway Company and companies or entities under its control or management will provide, among other things, passenger related service, security service and property management service to the Company.

The directors of the Company believe that all the related party transactions referred to in the above Item 3 to Item 6 are transactions in the daily business of the Company carried out pursuant to general commercial terms. Due to holding positions in GRGC, directors Mr. He Yuhua, Mr. Wu Houhui, Mr. Cao Jianguo and Mr. Wen Weiming evaded from voting on the proposals listed in the above Item 3 to Item 6.

Agreements referred to in Item 3, 4 and 6 have not been executed. The Company will, after the execution of all such agreements, make public announcement with respect to all those agreements and the proposal regarding the change of 2007 annual cap on the related transactions with Yangcheng Railway Company as soon as possible.

The proposals set forth in Item 3 to Item 6 are subject to approval of the shareholders' meeting of the Company. Announcement regarding the convention of an extraordinary shareholders' meeting will be made separately.


                                                        By Order of the Board of
                                               GUANGSHEN RAILWAY COMPANY LIMITED
                                                                   GUO XIANGDONG
                                                               Company Secretary


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Shenzhen, the PRC

25 October 2007

As at the date of this announcement, the Board comprises:

Executive Directors
He Yuhua
Yang Yiping
Yang Jinzhong

Non-executive Directors
Cao Jianguo
Wu Houhui
Wen Weiming

Independent Non-executive Directors
Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai


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ATTACHMENT

REPORT ON MATTERS CONCERNING CARRYING OUT A SPECIAL CAMPAIGN TO STRENGTHEN THE CORPORATE GOVERNANCE OF GUANGSHEN RAILWAY COMPANY LIMITED (SUMMARY)

According to the requirements of China Securities Regulatory Commission ("CSRC") and Shenzhen CSRC (a local branch of CSRC in Shenzhen city), Guanshen Railway Company Limited (the "Company") carried out a special campaign to strengthen its corporate governance and produced a report on matters with respect thereto (the "Report"). The following is a summary of the Report:

1. MAJOR WORK COMPLETED DURING THE PERIOD OF SPECIAL CAMPAIGN

During the period from May to July 2007, the Company carried out self-examination, received public comments, and posted its Self-Examination Report on Special Campaign to Strengthen Corporate Governance and Rectification Plan on the websites of designated stock exchanges and designated newspaper and magazines.

During the period from September to mid-October 2007, Shenzhen CSRC conducted an on-site inspection of the Company and issued a Regulatory Opinion on the Corporate Governance of Guangshen Railway Company Limited. The Listing Company Department of Shanghai Stock Exchange ("SSE") issued to the Company its Evaluation Opinion on the Corporate Governance of Guangshen Railway Company Limited.

2. RECTIFICATION OF THE PROBLEMS FOUND DURING SELF-EXAMINATION

The Company has rectified the problems it found in its self-examination. The rectification measures it has taken include improving the corporate governance rules of the Company, organizing the directors, supervisors and senior management personnel of the Company to receive the training given by PRC regulatory authorities, strengthening the construction of the website of the Company, engaging an independent accounting firm (not an accountant of the Company) as an advisor of the Company to provide support to the accounting and financial department of the Company.

3. RECTIFICATION OF THE PROBLEMS FOUND BY SHENZHEN CSRC DURING ITS ON-SITE INSPECTION

Problem One: Problems in Information Disclosure. Shenzhen CSRC found that the Company did not make required disclosure with respect to the non-public information (e.g. financial reports) disclosed to Guangzhou Railway (Group) Company ("GRGC", the Company's largest shareholder), which is not compliant with the regulatory requirements under the Administrative Measures on Information Disclosure of Listed Companies issued by CSRC and the Circular on Strengthening Supervision of Providing Non-public Information by Listed Companies to its Major Shareholder and Actual Controlling Person (Shen Zheng Ju Gong Si Zi No.11 [2007]) issued by Shenzhen CSRC.

Rectification Measures: The Company will implement its relevant rectification measures in accordance with the Supplemental Circular on Strengthening Supervision of Non-Compliant Corporate Governance Actions of Listed Companies Like Providing Non-public Information to its Major Shareholder and Actual Controlling Person (Shen Zheng Ju Gong Si Zi No.39 [2007]). The board of directors of the Company takes the opportunity to approve the periodic disclosure of financial information as described under the Report, and files such information


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to Shenzhen CSRC and SSE. The Company has obtained an undertaking letter from
GRGC with respect to strengthening the management of non-public information, to tighten up the management of (i) the confidential work relating to the information approved by the board of directors of the Company to be disclosed to GRGC and (ii) the persons knowing such information. The Company will disclose in its annual report such matter relating to the submission of non-public information to its largest shareholder.

China has a high centralized and uniformly directed railway transportation system. Due to the characteristic of web transportation of railway industry, GRGC need to obtain relevant financial information of the Company in implementing its administrative function granted by laws and administrative regulations. The Company will reinforce its management of information disclosure. It will inform the Chairman and Board Secretary of the Company of any request for information from its largest shareholder immediately after it receives such request, to allow them to make judgment on whether the information requested by its largest shareholder is non-public and advice on whether to provide such information or not. Any non-public information shall not be provided to its largest shareholder without the prior approval of the board of directors. To provide non-public information to its largest shareholder, the Company shall go through the necessary approval and filing procedures and perform its disclosure obligation.

Problem Two: Problems in Company Rules. Shenzhen CSRC requires the Company to amend its Rules of Procedures of the Board of Directors and Rules of Procedures of the Supervisory Board, and formulate rules in managing the change of shareholdings by senior management of the Company.

Rectification Measures: The Company will amend its basic rules in corporate governance as soon as possible, and submit the amended rules to its board of directors and shareholders' meeting for approval, and then make information disclosure of the same.

4. RECTIFICATION MADE ACCORDING TO THE OPINION OF SSE

The Company will, according to the regulatory opinion of the Listing Company Department of SSE and by making use of this special campaign to strengthen the corporate governance of listed company, practicably strengthen the development of the Company's internal information disclosure rules and internal control rules, standardize the operation of the shareholders' meeting and the board of directors, and enhance the consciousness of directors of the Company (including the independent directors) in performing their duties.

                                                                    The Board of
                                               Guangshen Railway Company Limited

                                                                 25 October 2007


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